Computation of Ratio of Earnings to Fixed Charges (dollars in thousands) (unaudited)

Exhibit 12.1

	Year Ended	Year Ended	Year Ended	July 15, 2005	January 1, 2005	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	to July 14, 2005	December 31, 2004
	(successor)				(predecessor)

(Loss) income before income taxes…	$(7,333)	$(4,446)	$(7,238)	$(4,354)	$(5,179)	$2,716
Fixed charges:
Interest on debt	29,448	27,541	26,110	5,787	5	10
Amortization of deferred financing costs	1,543	1,343	1,152	84	-	-
Estimated interest component of
rent expense	791	549	446	108	23	38
Total fixed charges	31,782	29,433	27,708	5,979	28	48
Total earnings available for fixed
charges	$24,449	$24,987	$20,470	$1,625	$(5,151)	$2,764
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	57.6

N/A Earnings are inadequate to cover fixed charges by $7,333, $4,446 and $7,238 for the years ended December 31, 2008, 2007 and 2006, respectively, $4,354 for the period from July 15, 2005 to December 31, 2005 and $5,179 for the period from January 1, 2005 to July 14, 2005.